October 10, 2017

VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attn:	Frank Pigott

	Re:	Pura Naturals, Inc.
Registration Statement on Form S-1
File No. 333-219258

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Pura Naturals, Inc. (the "Company") respectfully requests the withdrawal of its registration statement on Form S-1 (File No. 333-219258), first filed with the Securities and Exchange Commission (the "Commission") on July 12, 2017, together with all exhibits and amendments thereto (collectively, the "Registration Statement").

The Registration Statement was not declared effective by the Commission and none of the Company's securities were sold pursuant to the Registration Statement. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible. Please send a copy of such order to Scott Kline, counsel to the Company, at the following fax number: (949) 271-6301. In accordance with Rule 457(p) under the Securities Act, the Company also requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Should you have any questions, please contact Scott Kline at (949) 271-6355.

Pura Naturals, Inc.

By: /s/ Robert Doherty
Robert Doherty, Chief Executive Officer